UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of January 2019

Commission File No. 000-54189

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-209455) OF MITSUBISHI UFJ FINANCIAL GROUP, INC. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED WITH OR FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 15, 2019

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Zenta Morokawa
Name:	Zenta Morokawa
Title:	Managing Director, Head of Documentation & Corporate Secretary Department, Corporate Administration Division

Interim Consolidated Summary Report

<under US GAAP>

For the Fiscal Year Ending March 31, 2019

Date:	January 15, 2019
Company name (code number):	Mitsubishi UFJ Financial Group, Inc. (8306)
(URL http://www.mufg.jp/)
Stock exchange listings:	Tokyo, Nagoya, New York
Representative:	Nobuyuki Hirano, President & Group CEO
For inquiry:	Kazutaka Yoneda, Managing Director, Head of Financial Accounting Office, Financial Planning Division
(Phone) +81-3-3240-3110

Consolidated financial data for the six months ended September 30, 2018

(1) Operating results

(in millions of yen, except per share data)
	For the six months ended September 30,
	2018	2017

Total revenue	2,718,588	2,679,565

Income before income tax expense	695,767	1,014,434

Net income attributable to Mitsubishi UFJ Financial Group	553,251	790,704

Basic earnings per common share—Earnings applicable to common shareholders of Mitsubishi UFJ Financial Group (in yen)	42.16	59.21

Diluted earnings per common share—Earnings applicable to common shareholders of Mitsubishi UFJ Financial Group (in yen)	42.01	59.05

Notes:

1. Comprehensive income attributable to Mitsubishi UFJ Financial Group for the six months ended September 30, 2018 and 2017 were ¥505,938 million and ¥1,024,023 million, respectively.

2. Average number of shares outstanding

	(in thousands of shares)
	For the six months ended September 30,
	2018	2017
Common stock	13,123,663	13,354,885

(2) Financial condition

	(in millions of yen)
	As of September 30,	As of March 31,
	2018	2018
Total assets	300,124,250	300,570,312

Total Mitsubishi UFJ Financial Group shareholders’ equity	15,286,133	14,970,182

(3) Cash flows

	(in millions of yen)
	For the six months ended September 30,
	2018	2017
Net cash used in operating activities	(725,956)	(1,676,824)
Net cash provided by investing activities	2,262,185	4,085,441
Net cash provided by (used in) financing activities	(2,814,534)	3,614,547
Cash and cash equivalents at end of period	74,829,069	70,127,335

Note:

As a result of early adoption of new guidance on restricted cash in the second half of the fiscal year ended March 31, 2018, retrospectively, the consolidated statements of cash flows for the six months ended September 30, 2017 was revised. Please refer to the page 5 Accounting Changes for the details of the revision.

This report is an excerpt of certain highlights from Mitsubishi UFJ Financial Group, Inc.’s consolidated financial information under U.S. GAAP that is included in the Company’s semi-annual report on Form 6-K (the “Semi-annual U.S. GAAP Report”) to be submitted to the U.S. Securities and Exchange Commission. This excerpt report does not contain all of the information that may be important to you. In addition to the items highlighted in this report, the Semi-annual U.S. GAAP Report includes material disclosure about the Company, including its business and other detailed U.S. GAAP financial information. You should read the entire Semi-annual U.S. GAAP Report carefully to obtain a comprehensive understanding of the Company’s business and U.S. GAAP financial data and related issues.

The Company’s financial information for reporting in Japan and for Japanese bank regulatory purposes is prepared in accordance with Japanese GAAP. U.S. GAAP differs in certain respects from Japanese GAAP and accounting principles generally accepted in other jurisdictions.

This report contains forward-looking statements regarding estimates, forecasts, targets and plans in relation to the results of operations, financial condition and other general management of the Company (the “forward-looking statements”). The forward-looking statements are made based upon, among other things, the Company’s current expectations, perceptions, evaluations and opinions. In addition, in order for the Company to adopt such estimates, forecasts, targets and plans regarding future events, certain assumptions have been made, which assumptions are inherently subjective and uncertain. The forward-looking statements should not be viewed as guarantees of future performance as actual results may be significantly different. For instance, the disclosures regarding provision for credit losses, valuation of financial assets, outlook of contingent liabilities and realizability of the deferred tax assets are based on assumptions and other estimates such as economic factors, the Company’s business plans and performance, and other factors. There exist a number of factors that may lead to uncertainties and risks, including, but not limited to, the deterioration of the Japanese and global economies, changes in borrower conditions, fluctuations in interest rates, foreign currency exchange rates, stock prices, commodities prices and real estate prices, legal proceedings, changes in the regulatory and competitive environment, failure to achieve or delay in the Company’s business strategy, malfunctions and deficiencies in the Company’s IT systems, natural disasters, cyber-attacks and other external events, and difficulties in hiring and retaining qualified employees. For the key factors that should be considered, please see the financial highlight, Annual Securities Report, Disclosure Book, Annual Report, Form 20-F, reports on Form 6-K and other current disclosures that the Company has publicly released.

(US GAAP)

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Condensed Consolidated Balance Sheets (Unaudited)

	As of September 30,	As of March 31,
(in millions of yen)	2018	2018
Assets:
Cash and due from banks	35,663,868	32,648,387
Interest-earning deposits in other banks	39,157,102	43,209,662

Cash, due from banks and interest-earning deposits in other banks	74,820,970	75,858,049

Call loans, funds sold, and receivables under resale agreements	12,143,047	6,622,281
Receivables under securities borrowing transactions	3,113,172	9,268,756
Trading account assets	36,087,519	35,186,689
Investment securities:
Available-for-sale debt securities	31,162,510	32,833,114
Held-to-maturity debt securities	4,187,966	3,582,941
Equity securities	7,605,948	7,238,194

Total investment securities	42,956,424	43,654,249

Loans, net of unearned income, unamortized premiums and deferred loan fees	117,663,232	117,035,895
Allowance for credit losses	(634,609)	(764,124)

Net loans	117,028,623	116,271,771

Premises and equipment—net	1,000,835	1,013,588
Accrued interest	352,113	324,624
Customers’ acceptance liability	209,314	183,084
Intangible assets—net	1,021,853	1,011,119
Goodwill	431,155	441,334
Deferred tax assets	67,603	68,704
Other assets	10,891,622	10,666,064

Total assets	300,124,250	300,570,312

Liabilities:
Deposits:
Domestic offices:
Non-interest-bearing	24,231,019	24,406,759
Interest-bearing	122,896,999	125,195,310
Overseas offices, principally interest-bearing	45,750,803	46,072,524

Total deposits	192,878,821	195,674,593

Call money, funds purchased, and payables under repurchase agreements	27,948,501	20,587,137
Payables under securities lending transactions	1,900,033	8,170,218
Due to trust account and other short-term borrowings	10,193,094	10,267,282
Trading account liabilities	11,825,979	12,222,331
Obligations to return securities received as collateral	3,427,158	3,176,962
Bank acceptances outstanding	209,314	183,084
Accrued interest	192,090	165,921
Long-term debt	27,881,157	27,069,556
Other liabilities	7,718,464	7,407,413

Total liabilities	284,174,611	284,924,497

Equity:
Mitsubishi UFJ Financial Group shareholders’ equity:
Capital stock	2,090,270	2,090,270
Capital surplus	5,685,427	5,740,165
Retained earnings:
Appropriated for legal reserve	239,571	239,571
Unappropriated retained earnings	8,071,376	4,945,733
Accumulated other comprehensive income, net of taxes	(272,240)	2,477,315
Treasury stock, at cost	(528,271)	(522,872)

Total Mitsubishi UFJ Financial Group shareholders’ equity	15,286,133	14,970,182
Noncontrolling interests	663,506	675,633

Total equity	15,949,639	15,645,815

Total liabilities and equity	300,124,250	300,570,312

(US GAAP)

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Condensed Consolidated Statements of Income (Unaudited)

	For the six months ended September 30,
(in millions of yen)	2018	2017
Interest income:
Loans, including fees	1,236,933	1,098,107
Deposits in other banks	83,569	57,768
Investment securities	201,580	185,852
Trading account assets	233,857	224,262
Call loans, funds sold, and receivables under resale agreements and securities borrowing transactions	62,959	36,109

Total	1,818,898	1,602,098

Interest expense:
Deposits	323,884	240,723
Call money, funds purchased, and payables under repurchase agreements and securities lending transactions	142,906	72,657
Due to trust account, other short-term borrowings, and trading account liabilities	73,942	41,919
Long-term debt	145,113	126,553

Total	685,845	481,852

Net interest income	1,133,053	1,120,246
Reversal of credit losses	71,060	186,568

Net interest income after reversal of credit losses	1,204,113	1,306,814

Non-interest income:
Fees and commissions income	705,438	701,916
Foreign exchange losses—net	(99,407)	(3,025)
Trading account profits (losses)—net	(332,431)	69,428
Investment securities gains—net	422,998	176,149
Equity in earnings of equity method investees—net	140,014	88,717
Other non-interest income	63,078	44,282

Total	899,690	1,077,467

Non-interest expense:
Salaries and employee benefits	577,915	568,320
Occupancy expenses—net	88,484	88,567
Fees and commissions expenses	155,522	146,625
Outsourcing expenses, including data processing	137,912	136,326
Depreciation of premises and equipment	44,664	46,159
Amortization of intangible assets	114,484	116,878
Impairment of intangible assets	667	16,591
Insurance premiums, including deposit insurance	46,696	45,103
Communications	29,557	28,158
Taxes and public charges	51,786	45,152
Other non-interest expenses	160,349	131,968

Total	1,408,036	1,369,847

Income before income tax expense	695,767	1,014,434
Income tax expense	143,212	234,336

Net income before attribution of noncontrolling interests	552,555	780,098
Net loss attributable to noncontrolling interests	(696)	(10,606)

Net income attributable to Mitsubishi UFJ Financial Group	553,251	790,704

(in yen)
Earnings per common share applicable to common shareholders of Mitsubishi UFJ Financial Group:
Basic earnings per common share—Earnings applicable to common shareholders of Mitsubishi UFJ Financial Group	42.16	59.21
Diluted earnings per common share—Earnings applicable to common shareholders of Mitsubishi UFJ Financial Group	42.01	59.05

(US GAAP)

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Condensed Consolidated Statements of Comprehensive Income (Unaudited)

	For the six months ended September 30,
(in millions of yen)	2018	2017
Net income before attribution of noncontrolling interests	552,555	780,098
Other comprehensive income (loss), net of tax:
Net unrealized gains (losses) on investment securities	(74,345)	247,454
Net debt valuation adjustments	(2,226)	(5,779)
Net unrealized losses on derivatives qualifying for cash flow hedges	(6,843)	(626)
Defined benefit plans	16,495	24,609
Foreign currency translation adjustments	25,649	(35,925)

Total	(41,270)	229,733

Comprehensive income	511,285	1,009,831

Net loss attributable to noncontrolling interests	(696)	(10,606)
Other comprehensive income (loss) attributable to noncontrolling interests	6,043	(3,586)

Comprehensive income attributable to Mitsubishi UFJ Financial Group	505,938	1,024,023

Loans (Unaudited)

	As of September 30,	As of March 31,
(in millions of yen)	2018	2018
Impaired loans	1,254,756	1,331,123
Other than impaired loans	116,408,476	115,704,772

Total	117,663,232	117,035,895

Allowance for credit losses (Unaudited)

	As of September 30,	As of March 31,
(in millions of yen)	2018	2018
Related to impaired loans	386,709	494,326
Related to other than impaired loans	247,900	269,798

Total	634,609	764,124

Reclassifications

Certain reclassifications and format changes have been made to the prior period condensed consolidated financial statements to conform to the presentation for the six months ended September 30, 2018, which include 1) the reclassifications of interest expense from “Long-term debt” to “Payables under repurchase agreements and securities lending transactions” within interest expense in the condensed consolidated statements of income, and 2) reclassifications of equity investment securities from “Available-for-sale securities” and “Other investment securities” to a new line labeled as “Equity securities” within the Investment securities in the condensed consolidated balance sheet to report all marketable and nonmarketable equity investment securities separately from Available-for-sale debt securities and Held-to-maturity debt securities.

Accounting Changes

The MUFG Group early adopted new guidance on restricted cash in the second half of the fiscal year ended March 31, 2018, retrospectively. The adoption of the guidance resulted in reclassification of restricted cash balances into cash and cash equivalents on the consolidated statements of cash flows. In addition, the MUFG Group included cash and due from banks and interest-earning deposits in other banks in cash and cash equivalents in the consolidated statements of cash flows, resulting in interest-earning deposits in other banks no longer being reflected in investing activities. Upon adoption, the MUFG Group recorded an increase of ¥3,049 million in Net cash used in operating activities and an increase of ¥727,688 million in Net cash provided by investing activities for the six months ended September 30, 2017.

The MUFG Group adopted new guidance which requires that an employer report the service cost component in the same line item or items as other compensation costs arising from services rendered by the pertinent employees during the period. The other components of net benefit cost are required to be presented in the income statement separately from the service cost component and outside a subtotal of income from operations, if one is presented. This guidance also allows only the service cost component to be eligible for capitalization when applicable. The MUFG Group retrospectively adopted this guidance on April 1, 2018, and there was no material impact on its financial position and results of operation.